Mail Stop 3561

 					September 13, 2005



Mr. Patrick J. Goodman
Senior Vice President and Chief Financial Officer
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA 50303

	Re:	MidAmerican Energy Holdings Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 1, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 1-14881
		MidAmerican Funding LLC
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed February 28, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 333-90553
		MidAmerican Energy Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed February 28, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 333-15387

Dear Mr. Goodman:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

MidAmerican Energy Holdings Company

Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 36
1. On page 14, you disclose that the Philippine power plants will be transferred to the power purchaser at no cost at the end of the respective contract cooperation periods. We note that three out of four of the cooperation periods will end by 2007, resulting in potentially significant reductions in your operating revenues, earnings, and fixed asset balances. As MD&A should focus specifically on material events known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition, please revise your MD&A to describe how the end of these projects is expected to affect your future operating results and financial condition. See Item 303 of Regulation S-K.

Consolidated Balance Sheets, page 59
2. Based on review of your Form 10-Q for the period ended March
31,
2005, we note that you reclassified $123.6 million in auction rate securities from cash equivalents to short term investments in the accompanying December 31, 2004 balance sheet. As this reclassification appears to materially impact previously reported cash and cash equivalents, please amend your Form 10-K for the fiscal year ended December 31, 2004 to restate your balance sheets and statements of cash flows to reflect the reclassification. Please similarly amend your Form 10-K for MidAmerican Funding LLC and MidAmerican Energy Company to reflect such reclassification.

Consolidated Statements of Cash Flows, page 62
3. Please either revise your statements of cash flows to separately present the cash inflows and outflows related to both affiliate notes and convertible preferred securities, or otherwise explain your basis under GAAP for netting these cash flows. See paragraphs 11-13 of SFAS 95.

Note 2. Summary of Significant Accounting Policies, page 63
4. Please revise to specifically address your revenue recognition policy for long-term power sales agreements in your CalEnergy Generation - Foreign segment. Tell us the pertinent terms of the agreements and related authoritative literature which supports your policy. Also tell us your consideration of the applicability of SFAS
13, EITF 01-8 and SFAS 133 to these arrangements, particularly as it relates to the take-or-pay terms of the agreements and the fact that you transfer the generation facilities to the purchaser at the end of the contracted cooperation period.

Note 6. Properties, Plants and Equipment, Net, page 71
5. Please disclose accumulated depreciation associated with your regulated and unregulated assets separately.

Note 18. Stock Transactions, page 83
6. Please revise to provide all of the disclosures required by paragraphs 45 through 48 of SFAS 123, as it appears that you have currently omitted a number of applicable disclosures. Otherwise, tell us why you believe the disclosures are not required.

Note 20. Regulatory Matters, page 85

7. You disclose that you have agreed not to seek a general increase in electric rates in Iowa prior to 2012 unless return on equity falls below 10%. Similarly, you disclose that Illinois bundled electric rates are frozen until 2007. As rates in Iowa and Illinois appear to be frozen for an extended period of time, please describe what consideration you gave, if any, to the continued applicability of SFAS 71 in such states. In doing so, please specifically address how you believe your current regulated rates are designed to recover your specific costs of providing service as discussed in paragraph 5.b of
SFAS 71. Further, tell us if you will be able to recover certain costs, such as storm damage costs, incurred during the rate freeze upon or after completion of the freeze period.

Note 23. Segment Information, page 97
8. Please revise footnote (1) in the rollforward of your goodwill balance to explain in more detail the nature of the "other
goodwill
adjustments."   Ensure the explanation is clear in terms of why
each
type of adjustment is properly recorded through goodwill as opposed to through the statements of operations.


Item 9A. Controls and Procedures, page 101
9. Please revise your disclosure regarding changes in internal control over financial reporting to identify any changes, rather than only significant changes, in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Additionally, given this change, please confirm to us that there were no changes in internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

MidAmerican Funding LLC

MidAmerican Energy Company

Form 10-K for Fiscal Year Ended December 31, 2004
10. Please revise to comply with the above comments, as applicable.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Goodman
MidAmerican Energy Holdings Company
September 13, 2005
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